Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2017

As of March 15, 2018

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2017

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is developing the Lindero Gold Project (“Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at December 31, 2017 and 2016 are presented in the following table:

Name	Location	2017	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Mine under construction

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of March 15, 2018 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2017 and 2016.

The Company reports its annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS").

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 2

Full Year Financial and Operational Highlights

Net income for the year ended December 31, 2017 was $66.3 million or $0.42 per share, compared to net income of $17.9 million, or $0.13 per share for 2016. Adjusted net income (refer to Non-GAAP Financial Measures) was $48.6 million compared to $18.1 million for 2016. Net cash provided from operating activities was $70.2 million compared to $52.7 million for 2016.

Silver production approximated 8.5 million ounces with all-in sustaining cost (“AISC”) (refer to Non-GAAP Financial Measures) of $6.36 per ounce, compared to approximately 7.4 million ounces and $8.38 AISC per ounce for 2016.

The Company commenced construction at the Lindero Gold Project in Salta Province, Argentina in 2017. Total construction capital expenditures are expected to be $239.0 million with commercial gold production expected in the third quarter of 2019.

Operating Highlights

Consolidated Metrics	Q4 2017	Q4 2016	% Change	YTD 2017	YTD 2016	% Change

Key Indicators
Silver
Metal produced (oz)	2,310,176	2,120,098	9%	8,469,594	7,380,217	15%
Metal sold (oz)	2,332,172	2,126,723	10%	8,416,326	7,377,509	14%
Realized price ($/oz)	16.7	17.1	-2%	17.0	17.2	-1%
Gold
Metal produced (oz)	15,283	13,812	11%	56,441	46,551	21%
Metal sold (oz)	15,333	13,803	11%	55,592	45,958	21%
Realized price ($/oz)	1,273	1,217	5%	1,257	1,253	0%
Lead
Metal produced (000's lbs)	7,846	7,290	8%	29,878	32,673	-9%
Metal sold (000's lbs)	8,054	7,361	9%	29,508	33,187	-11%
Zinc
Metal produced (000's lbs)	11,676	11,006	6%	44,347	43,204	3%
Metal sold (000's lbs)	11,803	10,537	12%	44,315	43,041	3%
All-in sustaining cash cost (US$/oz Ag)*	5.16	7.33	-30%	6.36	8.38	-24%

*(net of by-product credits from gold, lead, and zinc)

*(refer to Non-GAAP Financial Measures)

Silver and gold production for the three months ended December 31, 2017 increased 9% and 11% to 2,310,176 ounces and 15,283 ounces, respectively, over the comparable period in 2016. The increase was a result of higher production from the strongly mineralized Trinidad North area at our San Jose Mine. Lead and zinc production at Caylloma increased 8% and 6%, respectively, over the comparable period in 2016 as a result of higher zinc and lead head grades.

Silver and gold production for the year ended December 31, 2017 increased 15% and 21% to 8,469,594 ounces, and 56,441 ounces respectively, over the comparable year in 2016. The increase was a result of a full year’s production at the San Jose Mine following completion of a 50% plant expansion at the end of the second quarter in 2016. Zinc production increased 3% while lead production decreased 9% as a result of lower head grade. Silver and gold production were 5% and 8% above our guidance for the 2017 year.

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.36 per ounce or 24% below the prior year, and below our annual guidance of $9.80 per ounce for 2017. The lower cost per ounce compared to guidance was due primarily to higher by-product credits.

Management's Discussion and Analysis, page 3

Financial Highlights

Consolidated Financial Metrics	Q4 2017	Q4 2016	% Change	YTD 2017	YTD 2016	% Change	YTD 2015

(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$75.4	$57.9	30%	$268.1	$210.3	27%	$154.7
Mine operating income	35.2	20.7	70%	109.6	80.6	36%	43.6
Operating income	57.7	17.6	228%	110.3	48.5	127%	(1.7)
Net income	34.1	6.5	425%	66.3	17.9	270%	(10.6)

Earnings per share (basic)	0.21	0.04	425%	0.42	0.13	223%	(0.08)
Earnings per share (diluted)	0.21	0.04	425%	0.42	0.13	223%	(0.08)

Adjusted net income*	12.3	7.1	73%	48.6	18.1	169%	6.7
Adjusted EBITDA*	34.9	29.4	19%	122.0	83.1	47%	50.4
Cash provided by operating activities	29.0	25.8	12%	70.2	52.7	33%	54.8
Cash generated by operating activities before changes in working capital	30.4	20.4	49%	87.9	70.3	25%	30.6
Capex (sustaining)	8.0	5.3	51%	28.0	19.8	41%	43.0
Capex (non-sustaining)	3.1	2.0	54%	11.4	23.0	-50%	11.7
Capex (Brownfield)	2.2	2.2	0%	10.1	7.9	27%	4.0
All-in sustaining cash cost*	5.2	7.3	-30%	6.4	8.4	-24%	18.0

				Dec 31, 2017	Dec 31, 2016	% Change	Dec 31, 2015
Cash, cash equivalents, and short-term investments				$212.6	$123.6	72%	$72.2

Total assets				$706.6	$562.9	26%	$379.7
Non-current bank loan				$39.9	$39.8	0%	$39.5

*(refer to Non-GAAP Financial Measures)

  Certain figures have been reclassified to conform to the current year’s presentation

Net income for the three months ended December 31, 2017 was $34.1 million or $0.21 per share compared to $6.5 million or $0.04 per share for the comparable period in 2016. Net income in the quarter was positively impacted by an after-tax reversal of impairment of $21.9 million. Adjusted net income was $12.3 million compared to $7.1 million for 2016.

The increase in adjusted net income during the quarter was due primarily to higher sales and was partially offset by higher selling, general, and administrative expenses of $6.4 million related mainly to the mark-to-market effects from share-based payments. Additional items impacting the quarter were $1.5 million of realized losses on derivative contracts, $1.3 million in exploration and evaluation expenses, and partially offset by foreign exchange gains of $1.3 million. A $1.2 million drilling program on the Northwest Nevada property under option did not result in any significant mineralization and the Company terminated its option and wrote-off the $0.2 million carrying value of the property. Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $34.9 million compared to $29.4 million in the comparable period in 2016 due to increased sales.

Net income for the year ended December 31, 2017 was $66.3 million or $0.42 per share compared to $17.9 million or $0.13 per share for the comparable year in 2016. Net income for the year was positively impacted by a reversal of impairment of $31.1 million ($21.9 million net of tax). Adjusted net income increased to $48.6 million from $18.1 million in 2016 as a result of higher sales. Also contributing to higher adjusted net income was lower selling, general and administrative expenses by $6.2 million related primarily to mark-to-market effects from share-based payments. Adjusted net income was negatively impacted by $2.0 million in foreign exchange losses from the strengthening of the Mexican Peso against the US dollar, and $1.6 million realized losses on derivative contracts. Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $122.0 million compared to $83.1 million in 2016.

Management's Discussion and Analysis, page 4

For the year ended December 31, 2017, net cash provided by operating activities was $70.2 million, 33% higher than the $52.7 million in 2016. This increase was due primarily to a $38.9 million increase in adjusted EBITDA and partially offset by higher income taxes paid of $18.7 million.

For the three months ended December 31, 2017, net cash provided by operating activities was $29.0 million, 12% higher than the $25.8 million in 2016 due primarily to higher adjusted EBITDA offset by changes in working capital items.

At December 31, 2017, the Company had cash, cash equivalents, and short-term investments of $212.6 million (December 31, 2016 – $123.6 million), an increase of $89.0 million since the beginning of the year. The increase was due primarily to an equity financing in the first quarter of 2017 for net proceeds of $70.9 million and net free cash flows from operations during the period.

Corporate Highlights

During the year ended December 31, 2017 the Company:

•	completed a $74.8 million equity financing, issuing 11,873,750 common shares at $6.30 per share for net proceeds of $70.9 million;

•	the Board of Directors approved the construction of the 100% owned Lindero Gold Project. Initial capital of $239.0 million will be funded primarily from our cash position, the expansion of the existing loan facility by $80.0 million, and from future operating cash flows. Detailed engineering and site preparation activities have commenced, with commissioning expected in the second quarter of 2019. In the first full year of production, Lindero is expected to increase Fortuna’s annual production to approximately 9 million ounces of silver and 190,000 ounces of gold, or 340,000 gold equivalent ounces (gold equivalent ounces calculated using a gold to silver ratio of 1 to 60). (See Fortuna news release dated September 21, 2017.); and

Management's Discussion and Analysis, page 5

•	a successful drilling program at San Jose and Caylloma Mines replenished the reserves mined during 2017 and yielded a 92% increase in tonnes of inferred resources at Caylloma.

•	appointed Kylie Dickson to the Board of Directors. Ms. Dickson is an executive with over 14 years of experience in the mining industry and has worked with companies at various stages of the mining lifecycle including exploration, mine development and operations, as well as playing a key role in multiple financings and M&A transactions. Ms. Dickson is a Canadian Chartered Professional Accountant with a BBA in Accounting from Simon Fraser University;

•	Gordon Jang, Canadian Chartered Professional Accountant was appointed Vice President of Finance and Accounting on April 4, 2017.

Lindero Project

On September 21, 2017, the Board of Directors approved the construction of the Lindero Project located in the Province of Salta, Argentina. The Lindero Project was acquired in July 2016 through the acquisition of Goldrock Mines Corp, whose principle asset was the Lindero Project. The Lindero Gold Project has an approved environmental impact study and has received all the major permits for the construction of an 18,750 tpd open pit, heap leach gold mine.

The Lindero Project is expected to contribute low cost gold production over a 15-year mine life and has a base case IRR of 18% with a 3.6 years payback. The initial capital cost for the construction is $239 million, including $19 million for an owner operated mining fleet and $24 million for contingencies. Sustaining capital costs over the life of the mine are estimated at $105 million. The construction will be funded from our cash position of $212.6 million, expansion of the existing loan facility and future operating cash flows. The Company does not envision accessing capital markets or taking hedge positions for this project. The optimization work conducted over the past year has identified opportunities for improved metallurgical recovery and reduced leach time. At the same time, technical risks have been mitigated on the process side by adding a SART plant, ore agglomeration and a conveyor stacking system in year one. Detailed engineering and site activities are currently in process with commissioning expected in the second quarter of 2019.

Production

Mine life[1] (years)	15
Annual ore placed in leach pad (Mt)	6.75
Strip ratio (waste to ore)	1.2
Head grade (g/t)	0.62
Recovery (%)	75
Gold recovered to doré (Moz)	1.3
Average annual gold recovered to doré[2] (koz)	96
Peak annual gold recovered to doré (koz)	138
AISC[3] ($/oz Au)	802
Initial capital ($M)	239
Sustaining capital ($M)	105

Base Case Economics
Gold price ($)	1,250
Exchange rate (ARS[4]:USD)	17.8
After-tax NPV[5] @5% ($M)	130
After-tax IRR[6] (%)	18
Payback period[7] (years)	3.6

Management's Discussion and Analysis, page 6

Notes:

1.	Includes 20 months of heap rinsing of gold inventory

2.	Average over years 1 – 13. Does not include gold from heap rinsing.

3.	All-In Sustaining Cash Cost

4.	Argentine Peso

5.	Net Present Value; considers initial capital in one single annual period; excludes High-Pressure-Grinding-Roller (HPGR) acquired upon the acquisition of Goldrock Mines Corp.

6.	Considers initial capital in one single annual period; excludes High-Pressure-Grinding-Roller (HPGR) acquired upon the acquisition of Goldrock Mines Corp.

7.	Payback based on undiscounted cash flow

Gold Price ($/oz)	NPV @ 5% ($ M)	IRR (%)	Payback Period (Years)
1,150	68	12	4.7
1,250	130	18	3.6
1,350	192	23	3.1
1,450	253	28	2.4

Mineral Reserves and Resources

Mineral Reserves and Resources for the Lindero Project are reported as of September 9, 2017 based on 132 diamond drill holes totaling 37,897 meters and the addition of 12 new holes drilled by Fortuna in 2016 totaling 4,462 meters. The estimates incorporate a revised geological interpretation and updated metallurgical recoveries, metal prices and estimated operating costs.

Mineral Resource estimation involved the usage of drill hole samples in conjunction with surface mapping to construct three-dimensional wireframes defining lithologic, alteration, and grade domains. Samples were selected inside these wireframes, coded, composited and top cut. Boundaries were treated as hard, firm or soft based on statistical and geostatistical analysis. Gold and copper grades were estimated by ordinary kriging into a geological block model consisting of 10 m x 10 m x 4 m selective mining units representing each domain. Estimated grades were validated globally, locally, and visually prior to classification and are reported above a 0.20 g/t Au cut-off grade within a conceptual pit shell.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves. Subject to the application of certain modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves - Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
	Proven	26,009	0.74	0.11	618
Lindero, Argentina	Probable	62,263	0.57	0.11	1,134
	Proven + Probable	88,272	0.62	0.11	1,749

Mineral Resources					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
	Measured	610	0.24	0.06	5
	Indicated	11,897	0.24	0.07	92
Lindero, Argentina	Measured + Indicated	12,507	0.24	0.07	97
	Inferred	5,700	0.36	0.10	65

Management's Discussion and Analysis, page 7

Notes:

1.	Mineral Reserves and Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Lindero
5.	Mineral Resources and Mineral Reserves for Lindero are reported as of September 9, 2017
6.	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grade and pit designs are considered appropriate for long term gold prices of $1,250/oz.
7.	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term price of $1,250/oz. mining costs at $1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of ore and an average process recovery of 75%. The refinery costs, net of pay factor, were estimated to be $6.90 per ounce of gold. Slope angles are based on 3 sectors (39°, 42° and 47°) consistent with geotechnical consultant recommendations
8.	Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #411910RM) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.
9.	Totals may not add due to rounding procedures

Greenfield Exploration

Mexico

In May 2017, the Company entered into an equity investment agreement with Prospero Silver Corp whereby the Company can earn a 70% interest in certain selected properties by spending $8.0 million over six years and completing a Preliminary Economic Analysis of the selected properties as described below.

Matorral Project

Three drill holes (1,371 meters) were completed on three different targets in August testing for potential epithermal precious metal mineralization beneath extensive surface outcrops of jasperoid. Sporadic anomalous silver from trace up to 32 ppm was intersected and the project is on hold until completion of the entire drill program (see Prospero Silver news release dated August 24, 2017).

Petate Project

Eleven drill holes (1,502 meters) were completed on four different targets through December 2017 testing for potential epithermal precious metal mineralization beneath surface outcrops of jasperoid and zones of extensive alteration typical of that associated with historic precious metal mines in Mexico. The project is the most advanced in the Prospero Silver portfolio with high level epithermal alteration exposed over a 5-kilometer by 4-kilometer area with highly anomalous gold and silver mineralization hosted in extensive outcrops and float of strata-bound jasperoid. Surface sampling by Prospero at the Apartadero target at Petate returned a best continuous channel sample of 67.5m at 0.93 g/t Au (see Prospero Silver news release dated August 24, 2017).

Seven of the eleven drill holes intersected gold-silver mineralization with the best intervals in the Apartadero SE target (16 meters at 0.75g/t Au, including 3.0 meters at 1.2g/t Au and 1.6 meters at 1.6g/t Au) and the Tajo target (3.7 meters at 1.9g/t Au and 72g/t Ag, including 0.8 meters at 1.2g/t AU and 271g/t Ag)

Pachuca SE Project

Drilling was initiated in January 2018 with approximately 1,850 meters of diamond drilling planned on three different epithermal, precious metal targets.

Bermudez Project

Drilling will follow in order after completion of the drilling at Pachuca SE.

Serbia

In June 2016, the Company entered into an equity investment agreement with Medgold Resources Corp. whereby the Company can earn a 70% interest in the Tiamino Project, and the Barje and Karamanica prospects by spending $8.0 million over six years and completing a Preliminary Economic Analysis on these prospects. These prospects are located in Southern Serbia. Diamond drilling of the Barje prospect is planned for April-May 2018, pending receipt of final drill permits (approximately 1,200 meters in 11 holes). (See Medgold Resources news releases for exploration update.)

Management's Discussion and Analysis, page 8

Argentina

In December 2017, the Company signed two separate option agreements with local Argentine claim holders for the Nueva Esperanza and Incachule epithermal, precious metal properties. Each agreement allows for the Company to earn a 100% undivided interest in the respective properties through annual, escalating cash payments and a first-year work commitment. The contract for the Nueva Esperanza property calls for, cash payments of $3.0 million over five years, while the contract for the Incachule property calls for, cash payments of $2.0 million over four years, both contracts have a work commitment of $0.5 million in year one, and a first year payment of $0.05 million. The owners of the properties will each carry a minimal NSR.

2018 Guidance and Outlook

2018 Production Guidance

	Silver	Gold	Lead	Zinc	Cash Cost**	AISCC **
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.5	48.3	NA	NA	61.2	6.6
Caylloma, Peru	0.8	-	25.8	44.8	81.3	(5.2)
Total	8.3	48.3	25.8	44.8	-	-

** Non-GAAP Financial Measures

-	2018 silver equivalent production guidance of 11.4 million ounces
-	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1

2018 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$1.4	$(40.3)	$(2.7)
Adjustments:
Commercial and government royalties and mining tax	1.2	4.1	1.5
Worker's participation	0.9	2.4	1.1
Selling, general and administrative expenses (operations)	0.7	4.7	1.1
	4.2	(29.1)	1.0
Selling, general and administrative expenses (corporate)	-	-	1.4
Sustaining capital expenditures	1.2	21.1	3.1
Brownfield exploration expenditures	1.2	2.8	1.3
All-in-sustaining cash cost per payable ounce of silver	$6.6	$(5.2)	$6.8

2018 Capital Expenditure and Exploration Guidance

in millions of US dollars	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.1	$4.3	$-	$8.4
Mine development	3.5	6.4	-	9.9
Tailings dam expansion	-	5.7	-	5.7
Brownfield exploration	8.4	2.2	-	10.6
Other sustaining capex	0.9	-	-	0.9
Non-sustaining capex	-	2.7	-	2.7
Initial capital construction costs 2018 portion	-	-	201.0	201.0
Total	$16.9	$21.3	$201.0	$239.2

Management's Discussion and Analysis, page 9

For 2018, capital expenditures at the Lindero Gold Project, Argentina are estimated at $201.0 million, representing 84% of the construction budget.

Subsequent to December 31, 2017, the Company has expanded its existing loan facility by $80.0 million to ensure the Company has sufficient liquidity to fund the construction of the Lindero Gold Project.

Financial Results

Sales

	QUARTERLY RESULTS			YEAR TO DATE RESULTS
	Three months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Provisional sales ($ million)	74.9	60.5	24%	267.9	209.1	28%
Caylloma	25.2	18.2	38%	87.4	65.8	33%
San Jose	49.7	42.3	17%	180.5	143.3	26%
Adjustments ($ million) *	0.5	(2.6)	119%	0.2	1.2	-83%
Sales ($ million)	75.4	57.9	30%	268.1	210.3	27%

Silver
Provisional sales ($ million)	36.2	32.8	10%	133.4	114.4	17%
Metal produced (oz)	2,310,176	2,120,098	9%	8,469,594	7,380,217	15%
Provisional Sales (oz)	2,332,172	2,126,723	10%	8,416,326	7,377,509	14%
Realized Price ($/oz)**	16.69	17.10	-2%	17.04	17.23	-1%
Net Realized Price ($/oz)***	15.52	15.42	1%	15.85	15.51	2%
Gold
Provisional sales ($ million)	17.2	13.9	24%	61.3	47.6	29%
Metal produced (oz)	15,283	13,812	11%	56,441	46,551	21%
Provisional Sales (oz)	15,333	13,803	11%	55,592	45,958	21%
Realized Price ($/oz)**	1,273	1,217	5%	1,257	1,253	0%
Net Realized Price ($/oz)***	1,122	1,004	12%	1,103	1,035	7%
Lead
Provisional sales ($ million)	8.5	5.7	49%	27.9	21.4	30%
Metal produced (000's lbs)	7,846	7,290	8%	29,878	32,673	-9%
Provisional Sales (000's lbs)	8,054	7,361	9%	29,508	33,187	-11%
Realized Price ($/lb)**	1.13	0.97	16%	1.05	0.84	25%
Net Realized Price ($/lb)***	1.06	0.77	37%	0.95	0.64	47%
Zinc
Provisional sales ($ million)	13.0	8.1	60%	45.3	25.8	76%
Metal produced (000's lbs)	11,676	11,006	6%	44,347	43,204	3%
Provisional Sales (000's lbs)	11,803	10,537	12%	44,315	43,041	3%
Realized Price ($/lb)**	1.47	1.15	28%	1.32	0.95	39%
Net Realized Price ($/lb)***	1.10	0.77	43%	1.02	0.60	71%

* Adjustments consists of mark to market, final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

*** Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Management's Discussion and Analysis, page 10

Sales for the fourth quarter ended December 31, 2017 were $75.4 million, a 30% increase over the comparable period in 2016 which was due mainly to increases in silver and gold sales volume, combined with increases in realized prices for zinc and lead as well as improved treatment and refining charges across all of our concentrate products. Sales at Caylloma were 41% higher than the comparable quarter in 2016 due to a 16%, and 28% increase in realized prices for lead and zinc, and a 12% increase in zinc sales volume. Sales at San Jose were 26% higher than the comparable quarter in 2016 due to a 14% and 12% increase in silver and gold sales volume, a 5% increase in realized price for gold and partially offset by 2% decrease in realized price for silver.

	SALES AND REALIZED PRICES
	Three months ended December 31,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	25.2	49.7	74.9	18.2	42.3	60.5
Adjustments ($ million) *	0.1	0.4	0.5	(0.2)	(2.4)	(2.6)
Sales ($ million)	25.3	50.1	75.4	18.0	39.8	57.9

Silver
Provisional Sales (oz)	243,051	2,089,121	2,332,172	294,425	1,832,298	2,126,723
Realized Price ($/oz)**	16.70	16.69	16.69	17.11	17.10	17.10
Net Realized Price ($/oz)***	15.05	15.58	15.52	14.93	15.50	15.42
Gold
Provisional Sales (oz)	-	15,333	15,333	57	13,746	13,803
Realized Price ($/oz)**	-	1,273	1,273	1,277	1,216	1,217
Net Realized Price ($/oz)***	-	1,122	1,122	38	1,008	1,004
Lead
Provisional Sales (000's lbs)	8,054	-	8,054	7,361	-	7,361
Realized Price ($/lb)**	1.13	-	1.13	0.97	-	0.97
Net Realized Price ($/lb)***	1.06	-	1.06	0.77	-	0.77
Zinc
Provisional Sales (000's lbs)	11,803	-	11,803	10,537	-	10,537
Realized Price ($/lb)**	1.47	-	1.47	1.15	-	1.15
Net Realized Price ($/lb)***	1.10	-	1.10	0.77	-	0.77

* Adjustments consists of mark to market, final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

*** Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the year ended December 31, 2017 were $268.1 million or 27% higher than in 2016. The increase was due primarily to the San Jose Mine operating at full production for 2017 compared to in 2016 when the San Jose Mine was operating at full production for the second half of 2016 after the completion of the 50% plant expansion to 3,000 tpd at the end of the second quarter in 2016. Sales also increased as a result of an increase in realized prices for lead and zinc of 25% and 39% respectively, during the year.

Management's Discussion and Analysis, page 11

	SALES AND REALIZED PRICES
	Year ended December 31,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	87.4	180.5	267.9	65.8	143.3	209.1
Adjustments ($ million) *	0.7	(0.5)	0.2	1.3	(0.1)	1.2
Sales ($ million)	88.1	180.0	268.1	67.1	143.2	210.3

Silver
Provisional Sales (oz)	934,710	7,481,616	8,416,326	1,274,842	6,102,667	7,377,509
Realized Price ($/oz)**	17.06	17.03	17.04	16.96	17.29	17.23
Net Realized Price ($/oz)***	15.17	15.93	15.85	14.67	15.69	15.51
Gold
Provisional Sales (oz)	180	55,412	55,592	57	45,901	45,958
Realized Price ($/oz)**	1,271	1,257	1,257	1,277	1,253	1,253
Net Realized Price ($/oz)***	242	1,106	1,103	38	1,036	1,035
Lead
Provisional Sales (000's lbs)	29,508	-	29,508	33,187	-	33,187
Realized Price ($/lb)**	1.05	-	1.05	0.84	-	0.84
Net Realized Price ($/lb)***	0.95	-	0.95	0.64	-	0.64
Zinc
Provisional Sales (000's lbs)	44,315	-	44,315	43,041	-	43,041
Realized Price ($/lb)**	1.32	-	1.32	0.95	-	0.95
Net Realized Price ($/lb)***	1.02	-	1.02	0.60	-	0.60

* Adjustments consists of mark to market, final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

*** Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Operating income (loss) and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(Expressed in $ millions)	2017	%*	2016	%*	2017	%*	2016	%*
Operating income (loss)
Caylloma (see below)[1]	$41.4	164%	$4.5	25%	$62.4	71%	$16.5	25%
San Jose	23.3	47%	13.7	34%	65.2	36%	55.6	39%
Corporate	(7.0)		(0.6)		(17.3)		(23.6)
Total	$57.7	77%	$17.6	30%	$110.3	41%	$48.5	23%

Adjusted EBITDA**
Caylloma	$10.8	43%	$7.4	41%	$39.0	44%	$25.2	38%
San Jose	31.0	62%	22.5	57%	99.9	56%	81.1	57%
Corporate	(6.9)		(0.5)		(16.9)		(23.2)
Total	$34.9	46%	$29.4	51%	$122.0	46%	$83.1	39%

Note: figures may not add due to rounding

* as a percentage of Sales

** refer to Non-GAAP financial measures

1 excluding the pre-tax $31.1 million reversal of impairment, operating income would have been $10.3 million with an operating margin of 41% for the fourth quarter of 2017 and $31.3 million with an operating margin of 35% for the year 2017.

Management's Discussion and Analysis, page 12

Operating Income for the three months ended December 31, 2017 was $57.7 million or $40.1 million higher than the comparable quarter in 2016. Operating income in the quarter was positively impacted by a $31.1 million reversal of impairment at the Caylloma Mine. Excluding the reversal of impairment, operating income increased $9.0 million as a result of higher sales volume of silver and gold of 10% and 11% respectively, higher zinc and lead prices, and reduced treatment and refining charges. The following items, in order of magnitude, had a negative impact on operating income in the quarter: a $6.4 million increase in selling, general, and administrative expenses relating to higher share-based payments over the same period in 2016 due to mark-to-market effects on liability-classified awards, higher unit cash costs of 5% and 15% at San Jose and Caylloma, respectively, and increased exploration and evaluation costs,

Operating Income for the year ended December 31, 2017 was $110.3 million compared to $48.5 million in 2016. Operating income in the year was positively impacted by a $31.1 million reversal of impairment at the Caylloma Mine. Excluding the reversal of impairment, operating income increased $30.7 million due to a 14% and 21% increase in silver and gold sales volume, higher zinc and lead prices, and reduced treatment and refining charges. Also contributing to higher operating income was a $6.2 million decrease in selling, general, and administrative expenses relating to lower share-based payments. The following items, in order of magnitude, had a negative impact on operating income in the quarter: higher unit cash costs of 5% and 10% at San Jose and Caylloma respectively, a foreign exchange loss of $2.0 million and higher exploration and evaluation costs of $1.5 million. The San Jose Mine was operating at capacity for the full year in 2017 compared to 2016 when it was operating at full capacity for the second half of 2016, after the completion of the 3,000 tpd plant expansion.

Adjusted EBITDA for the three months ended December 31, 2017 was $34.9 million compared to $29.4 million for the comparable period in 2016. Excluding the following non-cash items relating to the reversal of impairment at Caylloma, the write downs of obsolete inventories, and unrealized losses on commodity derivative contracts, the same items affecting operating income also affected adjusted EBITDA. Adjusted EBITDA at Caylloma increased 46% to $10.8 million driven by increases in zinc and lead metal prices of 28% and 16% respectively, as well as reduced treatment and refining charges over the comparative period in 2016. This was partially offset by higher unit cash cost and a $1.5 million realized loss on commodity derivative contracts. Adjusted EBITDA at San Jose increased 38% to $31.0 million driven mostly by higher silver and gold sales volume of 14% and 12%, respectively, as well as reduced treatment and refining charges.

Adjusted EBITDA for the year ended December 31, 2017 was $122.0 million compared to $83.1 million in 2016. At the San Jose Mine, adjusted EBITDA increased 23% to $99.9 million over 2016 as San Jose operated at full capacity compared to 2016 when the San Jose Mine operated at full capacity starting in the second half of 2016. Adjusted EBITDA at Caylloma increased 55% to $39.0 million driven by a $26.0 million increase in lead and zinc sales to $73.2 million, higher realized prices for lead (25%) and zinc (39%), as well as reduced treatment and refining charges over the comparative period in 2016. This increase was partially offset by higher unit cash costs and $3.3 million of unrealized loss on commodity derivative contracts.

Selling, General, and Administration

	Three months ended December 31,			Year ended December 31,
$ millions	2017	2016	% Change	2017	2016	% Change
Operating mines SG&A	$2.2	$1.2	83%	$7.5	$6.1	23%
Corporate SG&A	2.6	2.6	0%	11.8	9.5	24%
Share-based payments	3.0	(2.2)	236%	3.8	14.1	-73%
Workers' participation	0.6	0.4	50%	1.8	1.4	29%
Total	$8.4	$2.0	320%	$24.9	$31.1	-20%

Selling, general and administrative (“SG&A”) expenses for the three months ended December 31, 2017 increased 320% to $8.4 million compared to $2.0 million for the comparable period in 2016. The increase was due primarily to higher share-based payments and increased operating mine SG&A costs. The Company’s share price increased 17% in the fourth quarter of 2017 which increased share-based payment expense compared to 2016 when the share price declined 20% and resulted in a share-based payment recovery.

Management's Discussion and Analysis, page 13

For the year ended December 31, 2017, selling, general and administrative expenses decreased 20% to $24.9 million compared to $31.1 million in 2016. The decrease was due primarily to the lower mark-to-market effects on cash settled share-based payments compared to 2016 when the share priced increased 59%, year-over-year, resulting in share-based payment expense of $14.1 million. SG&A at our operating mines increased by $1.4 million and SG&A at Corporate increased by $2.3 million which includes $2.1 million of non-recurring expenses related to legal and accounting fees to address the Securities and Exchange Commission enquiries on the use of inferred resources in the determination of the Caylloma Mine and San Jose Mine life of mine plans and internal control remediation efforts.

Exploration and evaluation spending for the three months ended December 31, 2017 was $1.3 million compared to $nil for the comparable period in 2016. A $1.3 million drilling program on the Northwest Nevada property under option did not result in any significant mineralization and the Company terminated its option and wrote-off the cost of the drilling program against exploration and evaluation expenses.

For the year ended December 31, 2017, exploration and evaluation spending increased $1.3 million to $1.5 million compared to $0.2 million in 2016 for the reasons described above.

Foreign exchange gain for the three months ended December 31, 2017 was $1.3 million compared to $0.3 million gain for the comparative period in 2016. Approximately $1.1 million of the foreign exchange gain was due to an 8.6% decline in the Mexican Peso against the US dollar which impacted our Mexican Peso denominated working capital accounts.

For the year ended December 31, 2017 the foreign exchange loss totaled $2.0 million compared to a $0.6 million foreign exchange gain in 2016. The loss was due almost entirely to movements in the Mexican Peso against the US dollar whereby the Peso increased 15% during the first half of 2017 and decreased 10% in the second half of 2017 for a net 5% increase for the year.

Reversal of impairment of $31.1 million (after-tax - $21.9 million) was recognized during the three and twelve months ended December 31, 2017 at the Caylloma Mine. The reversal was the result of increases in metal prices, as well as a successful infill drilling program at the Caylloma Mine which yielded a 92% increase in inferred resources, which resulted in the extension of the estimated mine life by an additional 2.5 years.

Other Expenses

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
Loss on disposal of property, plant, and equipment	$0.3	$-	$1.5	$-
Write off of inventories	0.4	0.3	1.0	0.3
Write off of mineral properties	0.1	1.1	0.2	1.1
Other income	(0.7)	-	(1.0)	-
	$0.1	$1.4	$1.7	$1.4

Other expenses for the three months ended December 31, 2017 were $0.1 million compared to $1.4 million for the comparable quarter in 2016. This is comprised of other operating income of $0.7 million (Q4 2016 - $nil) offset by the write off of inventories of $0.4 million (Q4 2016 - $0.3 million), loss on disposal of property, plant, and equipment $0.3 million Q4 2016 - $nil) and write off of mineral properties $0.1 million (Q4 2016 - $1.1 million).

Other expenses for the year ended December 31, 2017 were $1.7 million compared to $1.4 million in 2016 This is comprised of a loss on disposal of property, plant, and equipment of $1.5 million (2016 - $nil), write off of inventories and mineral property of $1.0 million (2016 - $0.3 million) and $0.2 million (2016 - $1.1 million), respectively and offset by other operating income of $1.0 million (2016 - $nil).

Income tax expense for the three months ended December 31, 2017 was $22.8 million compared to $11.1 million for the comparable quarter in 2016 and is comprised of an $11.4 million current income tax expense (Q4 2016 - $11.3 million) and an $11.4 million deferred income tax expense (Q4 2016 - $0.2 million deferred income tax recovery). The effective tax rate (“ETR”) for the fourth quarter of 2017 was 40.0% compared to 62.9% for the comparable quarter in 2016. The lower effective tax rate was due primarily to benefits of an unusually high inflation rate in Mexico (1.6% decrease to San Jose’s ETR), and lower interest withholding tax in the fourth quarter as compared to Q4 2016.

Management's Discussion and Analysis, page 14

Income tax expense for the year ended December 31, 2017 was $38.6 million compared to $29.3 million for the comparable period in 2016 and is comprised of a $34.8 million current income tax expense (2016 - $29.1 million) and $3.8 million deferred income tax expense (2016 - $0.2 million deferred income tax expense). The ETR for the year ended December 31, 2017 was 36.8% compared to 62.1% for the comparative period in 2016. The appreciation of the Mexican Pesos against the US dollar, a high Mexico inflation rate in 2017, lower interest withholding taxes, and lower tax benefits not recognized for operating losses in Canada lowered the ETR.

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, December 31,		Year ended, December 31,
Mine Production	2017	2016	2017	2016
Tonnes milled	271,370	273,036	1,070,790	905,467
Average tonnes milled per day	3,015	3,103	3,044	2,596

Silver
Grade (g/t)	259	225	238	228
Recovery (%)	92	92	92	92
Production (oz)	2,071,762	1,828,110	7,526,556	6,124,235
Metal sold (oz)	2,089,121	1,832,298	7,481,616	6,102,667
Realized price ($/oz)	16.69	17.10	17.03	17.29

Gold
Grade (g/t)	1.89	1.69	1.77	1.72
Recovery (%)	92	92	92	92
Production (oz)	15,177	13,660	55,950	46,018
Metal sold (oz)	15,333	13,746	55,412	45,901
Realized price ($/oz)	1,273	1,216	1,257	1,253

Unit Costs
Production cash cost (US$/oz Ag)*	0.04	1.85	0.95	1.77
Production cash cost (US$/tonne)	57.91	55.09	59.70	56.90
Unit Net Smelter Return (US$/tonne)	181.65	154.21	169.78	158.76
All-in sustaining cash cost (US$/oz Ag)*	6.51	6.73	7.11	7.58

* Net of by-product credits from gold

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, December 31,		Year ended, December 31,
Financial Information (expressed in $000's)	2017	2016	2017	2016
Sales	$50,087	$39,843	$179,996	$143,151
Operating income	23,302	13,683	65,240	55,559
Adjusted EBITDA	31,012	22,524	99,899	81,145
Sustaining capital expenditures	5,115	2,522	18,385	12,260
Non-sustaining capital expenditures	-	206	-	17,808
Brownfield exploration expenditures	1,276	1,625	6,439	6,705

Management's Discussion and Analysis, page 15

Annual Results

Silver and gold annual production for 2017 increased 23% and 22% respectively, to 7,526,556 and 55,950 ounces which was above the prior year’s production. The increases were the result of 18% higher throughput as well as 4% and 3% higher head grades of gold and silver over the comparative period in 2016. Silver and gold annual production were 6% and 8% above 2017 guidance, respectively. The processing plant treated 1,070,790 tonnes for the year ended December 31, 2017.

Cash cost per tonne of processed ore for 2017 was $59.70 (refer to non-GAAP financial measures), or 5% above the cost in the prior year. Cash cost per tonne for 2017 was 5% above guidance due to higher mine support costs and local inflation on the cost of energy and materials.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.11 for 2017 (refer to non-GAAP financial measures), and below the annual guidance of $8.40 as a result of higher gold price.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are non-GAAP financial measures (refer to Non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Quarterly Results

The San Jose Mine produced 2,071,762 ounces of silver and 15,177 ounces of gold in the fourth quarter, both were 17% above plan and 13% and 11% above the comparable period in 2016. Average head grades for silver and gold were 259 g/t and 1.89 g/t or 4% and 6% higher than plan and were 15% and 12% higher than the comparable period in 2016. Mine production was sourced from Trinidad Central and Trinidad North, with each area contributing 57% and 43% of ore, respectively.

Cash cost per tonne of processed ore was $57.91, being 5% above the $55.09 cash cost for the comparable quarter in 2016.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfield Exploration

Exploration drilling is currently underway at San Jose with five drill rigs. Two rigs are drilling the Magdalena area conducting step-out drilling to the north of the currently defined resource shell, two rigs are drilling on the sub-parallel Victoria vein (formerly the Ocotlan vein), a blind discovery made in 2015, located 350 meters to the east of current mine workings and one rig is exploring the San Ignacio target located approximately 1 kilometer south of the current mine workings. Refer to Fortuna news release dated October 11, 2017 for details of drill results.

Management's Discussion and Analysis, page 16

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, December 31,		Year ended, December 31,
Mine Production	2017	2016	2017	2016
Tonnes milled	134,635	135,121	529,704	514,828
Average tonnes milled per day	1,513	1,501	1,488	1,438

Silver
Grade (g/t)	65	82	66	90
Recovery (%)	85	82	84	84
Production (oz)	238,414	291,988	943,038	1,255,981
Metal sold (oz)	243,051	294,425	934,710	1,274,842
Realized price ($/oz)	16.70	17.11	17.06	16.96

Lead
Grade (%)	2.91	2.60	2.81	3.06
Recovery (%)	91	94	91	94
Production (000's lbs)	7,846	7,290	29,878	32,673
Metal sold (000's lbs)	8,054	7,361	29,508	33,187
Realized price ($/lb)	1.13	0.97	1.05	0.84

Zinc
Grade (%)	4.36	4.06	4.21	4.25
Recovery (%)	90	91	90	90
Production (000's lbs)	11,676	11,006	44,347	43,204
Metal sold (000's lbs)	11,803	10,537	44,315	43,041
Realized price ($/lb)	1.47	1.15	1.32	0.95

Unit Costs
Production cash cost (US$/oz Ag)*	(44.43)	(14.59)	(34.56)	(6.78)
Production cash cost (US$/tonne)	82.02	71.15	79.11	71.89
Unit Net Smelter Return (US$/tonne)	184.09	136.92	166.18	126.91
All-in sustaining cash cost (US$/oz Ag)*	(18.37)	1.72	(13.04)	4.34

*Net of by-product credits from gold, lead and zinc

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

Management's Discussion and Analysis, page 17

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, December 31,		Year ended, December 31,
Financial Information (expressed in $000's)	2017	2016	2017	2016
Sales	$25,267	$18,023	$88,115	$67,104
Operating income (loss)	41,413	4,458	62,375	16,470
Adjusted EBITDA	10,771	7,407	38,992	25,173
Sustaining capital expenditures	2,922	2,807	9,589	7,589
Non-sustaining capital expenditures	-	247	-	2,860
Brownfield exploration expenditures	955	605	3,614	1,216

Annual Results

Total lead production for 2017 decreased 8% from 2016 to 29.9 million pounds while zinc production increased 3% to 44.3 million pounds, over 2016. Silver production decreased 25% to 943,038 ounces compared to 2016 production of 1,255,981 ounces. Head grades for lead, zinc, and silver were 8%, 1%, and 27% lower than in 2016, respectively, However, this decline in head grades was partially offset by a 3% increase in ore processed. Silver, zinc, and lead annual production were 6% below, 8% above, and in line with 2017 guidance. The processing plant treated 1,488 tpd for the year ended December 31, 2017.

Cash cost per tonne of processed ore for 2017 was $79.11 (refer to non-GAAP financial measures) or 10% higher than in 2016 and 5% above guidance. The increase in cash costs was due mainly to higher mining, energy, and labour costs.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $(13.04) per ounce for 2017 (refer to non-GAAP financial measures), and below the annual guidance of $10.80 per ounce.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are non-GAAP financial measures (refer to Non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Quarterly Results

The Caylloma Mine produced 7.8 million pounds of lead and 11.7 million pounds of zinc, which were 5% and 14% above plan as well as 8% and 6% higher than the comparable quarter in 2016. Average head grades for lead and zinc were 2.91% and 4.36% which were 3% and 9% higher than plan. Silver production was 238,414 ounces which was 5% below plan and 18% lower than the comparable period in 2016. Average silver head grade was 65 g/t or 8% below plan but was partially offset by a higher metallurgical recovery of 85% which was 5% above plan.

Mine production was sourced primarily from the Animas NE and the Animas Central areas, with each contributing 58% and 32% of ore respectively.

Cash cost per tonne of processed ore for the fourth quarter of 2017 was $82.02, which was 15% higher than the $71.15 cash cost for the comparable quarter in 2016. The increase over the fourth quarter of 2016 was due primarily to higher energy, ground support, and labour costs.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfield Exploration

A successful brownfield exploration drill program over 2017 at Caylloma has yielded an increase in Inferred Resources of 2.7 Mt or 92% year over year. Furthermore, lead and zinc grades increased 69% and 37%, respectively, whereas silver grade decreased by 17%.

Management's Discussion and Analysis, page 18

Exploration drilling at Caylloma is scheduled to begin in April 2018 and will focus on extending previously discovered mineralization along the principal Animas NE vein. Surface exploration work at other targets with the Company’s claim block to define additional drill targets on other veins is currently underway.

Quarterly Information

The following table provides information for eight fiscal quarters up to December 31, 2017:

	Expressed in $000's, except per share data
	Quarters ended
	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
						(restated)
Sales	75,354	64,012	63,911	64,834	57,866	65,212	44,485	42,692
Mine operating income	35,222	24,944	22,211	27,183	20,721	28,414	15,917	15,554
Operating income	57,666	18,888	14,214	19,556	17,607	21,160	3,641	6,134
Net income (loss)	34,137	10,268	8,898	12,999	9,273	10,157	(1,390)	2,578

Basic EPS	0.21	0.06	0.06	0.08	0.06	0.08	(0.01)	0.02
Diluted EPS	0.21	0.06	0.06	0.08	0.08	0.07	(0.01)	0.02

Total assets	706,648	652,889	637,805	638,285	562,914	543,356	387,713	392,165
Long term bank loan	39,871	39,845	39,820	39,794	39,768	39,633	39,568	39,531

During the fourth quarter of 2017, net income was positively impacted by increased sales volumes and an impairment reversal at our Caylloma Mine. In the third quarter of 2017, sales volumes increased, and operating costs decreased. In the second quarter of 2017, the Company experienced higher sales volumes offset by lower realized prices, and higher operating costs. In the first quarter of 2017, sales increased due to a decrease in mark-to-market spot price adjustments and assay adjustments of our provisional sales, which carried through to the increase in net income.

During the fourth quarter of 2016, the Company had determined that the warrants issued as part of the consideration for the Goldrock acquisition had been classified as a liability in error.  The Company restated its third quarter 2016 financial statements reclassifying the warrants from liability to reserves, a component of shareholders equity and reduced its earnings by $1.7 million relating to the reversal of unrealized gains on the warrants.  Basic earnings per share decreased $0.02 to $0.07 per share.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $212.6 million, an $89.0 million increase from $123.6 million at December 31, 2016. Cash reserves consist of $183.1 million of cash and cash equivalent and short-term investments of $29.5 million. The increase in cash and short-term investments was primarily due to a $74.8 million bought deal equity financing which was completed in early February 2017 when the Company issued 11,873,750 common shares at a price of $6.30 per share for net proceeds of $70.9 million as well as cash generated by operations, net of capital expenditures.

Working Capital

Working capital increased $103.1 million to $211.9 million at December 31, 2017 compared to $108.8 million of working capital at December 31, 2016. The increased working capital was primarily due to the proceeds from the equity financing in the first quarter. Non-cash working capital balances increased approximately $20.0 million during the year as concentrate sales receivables increased $11.1 million and concentrate, ore, and supplies inventory increased $4.2 million.

Management's Discussion and Analysis, page 19

Long-Term Debt

As of December 31, 2017, the Company had a $40.0 million term credit facility due on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six-month LIBOR plus a graduated margin based on the Company’s leverage ratio and is payable monthly in arrears. Subsequent to December 31, 2017, the Company negotiated an $80.0 million increase to the credit facility, the proceeds of which will be used in part, to fund the construction of the Lindero Project.

Subject to the various risks and uncertainties, the Company believes it will generate sufficient cash flows and has sufficient available credit and cash on hand to finance on-going operations, contractual obligations, Lindero construction, and planned capital and exploration investment programs.

Sensitivities

Sales are affected by fluctuations in metal prices beyond the Company’s control. The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

		Effect on Sales
Metal	Change	($000's)
Silver	+/- 10%	$6,708
Gold	+/- 10%	$3,483
Lead	+/- 10%	$279
Zinc	+/- 10%	$453

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at December 31, 2017, the Company has hedged 6,500 tonnes of zinc and 6,000 tonnes of lead representing approximately 43% of its Caylloma’s production until June 2018.

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are impacted by changes in the value of the USD relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The following table illustrate the Company’s sensitivities to certain currencies and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

		Effect on foreign
		denominated
		items
Currency	Change	($000's)
Mexican Peso	+/- 10%	$2,351
Peruvian Soles	+/- 10%	$739
Argentinian Peso	+/- 10%	$52
Canadian Dollar	+/- 10%	$509

Management's Discussion and Analysis, page 20

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by year as at December 31, 2017
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$41.5	$-	$-	$-	$41.5
Bank loan	-	40.0	-	-	40.0
Derivative liabilities	2.3	-	-	-	2.3
Income tax payable	14.2	-	-	-	14.2
Finance lease obligations	0.9	-	-	-	0.9
Other liabilities	-	1.4	-	-	1.4
Operating leases	0.7	1.0	0.6	-	2.3
Provisions	1.7	4.7	5.5	3.3	15.2
	$61.3	$47.1	$6.1	$3.3	$117.8

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Other Commitments

As at December 31, 2017, the Company had capital commitments of $5,715 for civil work, equipment purchases and other services at the Lindero Gold Project expected to be expended within one year.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at December 31, 2017 are as follows:

	Expressed in $'000's
	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$563	$988	$634	$2,185
Computer equipment	89	37	-	126
Machinery	1	-	-	1
Total operating leases	$653	$1,025	$634	$2,312

Management's Discussion and Analysis, page 21

Related Party Transactions

(a)	Purchase of Goods and Services

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common. During the three and twelve months ended December 31, 2017 and 2016, GGMI provided the following services to the Company:

	Three months ended December 31,		Year ended December 31,
(expressed in $000's)	2017	2016	2017	2016
Personnel costs	$16	$16	$138	$121
General and administrative expenses	24	14	175	103
	$40	$30	$313	$224

The Company has outstanding balances payable with Gold Group Management Inc. of $nil as at December 31, 2017 (December 31, 2016 $10). Amounts due to related parties are due on demand and are unsecured.

(b)	Acquisition of Tlacolula Silver Project (expressed in $000’s)

On August 2, 2017, the Company completed a purchase and sale agreement with Radius to acquire the Property for total consideration of $1,328, comprising of $150 cash, and the issuance of 239,385 common shares. In addition, Radius was granted a 2% NSR royalty on the Property. The Company has the right to purchase one-half of the royalty for $1,500.

Key Management Personnel

	Three months ended December 31,		Year ended December 31,
(expressed in $000's)	2017	2016	2017	2016
Salaries and short term employee benefits	$1,009	$847	$4,704	$3,987
Directors fees	186	94	594	357
Consulting fees	35	34	138	127
Share-based payments	2,871	(2,189)	3,672	13,527
	$4,101	$(1,214)	$9,108	$17,998

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

New Accounting Standards issued but not yet effective

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process.

Management's Discussion and Analysis, page 22

The Company expects the following impact of this standard upon adoption on January 1, 2018:

•	the Company does not expect to apply hedge accounting to its metal forward and collar contracts, and intends to continue to apply hedge accounting to its interest rate swap; and
•	the Company does not expect a material impact to the measurement of its financial instruments from any of the other changes to this standard, including the new expected credit loss model for calculating impairment of financial assets.

The Company is continuing to evaluate its disclosure obligations under IFRS 9.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted.

We have performed an assessment on the impact of the implementation of IFRS 15 and concluded it will not change the timing of revenue recognition or amounts of revenue to be recognized compared to how we recognize revenue under current accounting policies.

Our revenues involve a relatively limited number of contracts and customers. Revenues from concentrates are recognized as provisional sales, at the time the control of the concentrate is obtained by the customer. Our concentrate sales are subject to change in metal prices between the time of delivery and their final settlement. However, we are able to reasonably estimate the transaction price for the concentrate sale at the time control is transferred and then we adjust the values each period using forward prices until final settlement.

We will revise our disclosures under IFRS 15 and will present additional disclosure of revenue from contracts with customers in the notes to the financial statements.

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the financial impact the new standard will have on its financial results

Critical Accounting Estimates and Judgments

Many of the amounts included in the consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of the mineral reserves and mineral resources for the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2017 we have used the following long-term prices for our reserve and resource estimations and life of mine plans: Gold $1,250/oz, Silver $19/oz, Lead $2,200/t and Zinc $2,500/t.

Management's Discussion and Analysis, page 23

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans includes a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key judgements of the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any reversal of impairment indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates Mineral Resource and Reserve quantities, future operating and capital costs, and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

During the year ended December 31, 2017, the Company performed an assessment for indicators for and/or reversal of impairment on each of its cash generating units.  Significant increases in the price of lead and zinc during the fourth quarter as well as a successful brownfield drilling program at Caylloma that lead to a 92% increase in inferred resources were indicators for reversal of impairment.  Based on the following assumptions, a 4.1% discount rate and a range of metal prices from $1.12 per pound of lead short-term to $1.00 per pound long-term, $1.44 per pound of zinc short-term to $1.10 per pound long term and $17.56 per ounce of silver short term to $18.40 per ounce long term, the Company has determined that a reversal of impairment was warranted. Sensitivities were also used by increasing the discount rate to 7% and decreasing the metal prices by 10% yielded a positive result and hence, a reversal of impairment of $31.1 million (after-tax: $21.1 million) was warranted.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assay, the provisional sale quantities are adjusted.

Management's Discussion and Analysis, page 24

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reverse Impairment Indicators

Management applies significant judgement is assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 15, 2018 is 159,636,983 common shares. In addition, 1,890,740 incentive stock options, equity-settled restricted share units, and warrants are currently outstanding as follows:

Management's Discussion and Analysis, page 25

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	20,000	$0.85	November 5, 2018
	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	1,155,527

Equity-Settled RSUs:	390,751	n/a	May 29, 2020

Total outstanding	1,890,740

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Management conducted an evaluation of the effectiveness of internal control over financial reporting and concluded that it was effective as at December 31, 2017.

Changes in Internal Control over Financial Reporting

During 2017 the Company completed the following remediation activities to address the material weaknesses identified during the testing of the operating effectiveness of internal controls over financial reporting for the year ended December 31, 2016:

•	Hired a Vice-President of Finance and Accounting, an Internal Controls Manager, and a Corporate Tax Manager, and local internal control analysts at each of its operations;

•	Engaged external specialists to assist in the documentation and review of its internal controls;

•	Completed a fraud risk assessment; and

Management's Discussion and Analysis, page 26

•	Redesigned general information technology controls over user access privileges, unauthorized access, and segregation of duties.

Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per payable ounce of silver; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months and year ended December 31, 2017 and 2016.

		CONSOLIDATED MINE CASH COST
			YTD		YTD
Expressed in $'000's, except unit costs		Q4 2017	Q4 2017	Q4 2016	Q4 2016

Cost of sales		$40,132	$158,551	$37,145	$129,649
Add (subtract):
Change in concentrate inventory		87	1,308	245	(172)
Depletion and depreciation in concentrate inventory		(14)	(435)	(92)	(9)
Commercial and government royalties and mining taxes		(1,338)	(4,135)	(708)	(2,500)
Workers participation		(2,556)	(7,350)	(1,637)	(5,715)
Depletion and depreciation		(9,552)	(42,104)	(10,297)	(32,717)
Cash cost	A	26,759	105,835	24,656	88,536

Cash cost	A	$26,759	$105,835	$24,656	$88,536
Add (subtract):
By-product credits from gold, lead and zinc		(38,308)	(135,593)	(27,812)	(94,577)
Refining charges		1,571	5,749	2,374	8,434
Cash cost applicable per payable ounce	B	(9,978)	(24,008)	(782)	2,393

Payable ounces of silver production	C	2,244,861	8,219,463	2,044,674	7,108,170
Cash cost per ounce of payable silver ($/oz)	=B/C	$(4.44)	$(2.92)	$(0.38)	$0.34

Management's Discussion and Analysis, page 27

		SAN JOSE MINE CASH COST
			YTD		YTD
Expressed in $'000's, except unit costs		Q4 2017	Q4 2017	Q4 2016	Q4 2016

Cost of sales		$26,268	$105,059	$24,883	$82,399
Add (subtract):
Change in concentrate inventory		269	729	134	425
Depletion and depreciation in concentrate inventory		(97)	(272)	(55)	(172)
Commercial and government royalties and mining taxes		(815)	(2,852)	(435)	(1,627)
Workers participation		(2,118)	(5,805)	(1,407)	(4,742)
Depletion and depreciation		(7,791)	(32,929)	(8,078)	(24,759)
Cash cost	A	15,716	63,930	15,042	51,524

Total processed ore (tonnes)	B	271,370	1,070,791	273,036	905,468

Cash cost per tonne of processed ore ($/t)	=A/B	$57.91	$59.70	$55.09	$56.90

Cash cost	A	$15,716	$63,930	$15,042	$51,524
Add (subtract):
By-product credits from gold, lead and zinc		(17,022)	(61,875)	(13,763)	(47,670)
Refining charges		1,390	4,899	1,986	6,623
Cash cost applicable per payable ounce	B	84	6,954	3,265	10,477

Payable ounces of silver production	C	2,018,368	7,323,578	1,767,286	5,914,989

Cash cost per ounce of payable silver ($/oz)	=B/C	$0.04	$0.95	$1.85	$1.77

Mining cost per tonne		$29.54	$32.45	$29.81	$30.41
Milling cost per tonne		16.64	16.55	15.81	15.42
Indirect cost per tonne		6.48	6.12	6.15	6.67
Community relations cost per tonne		1.19	0.93	0.39	1.08
Distribution cost per tonne		4.06	3.65	2.93	3.32
Total production cost per tonne		$57.91	$59.70	$55.09	$56.90

Management's Discussion and Analysis, page 28

		CAYLLOMA MINE CASH COST
			YTD		YTD
Expressed in $'000's, except unit costs		Q4 2017	Q4 2017	Q4 2016	Q4 2016

Cost of sales		$13,864	$53,492	$12,262	$47,250
Add (subtract):
Change in concentrate inventory		(182)	579	111	(597)
Depletion and depreciation in concentrate inventory		83	(163)	(37)	163
Commercial and government royalties and mining taxes		(523)	(1,283)	(273)	(873)
Workers participation		(438)	(1,545)	(230)	(973)
Depletion and depreciation		(1,761)	(9,175)	(2,219)	(7,958)
Cash cost	A	11,043	41,905	9,614	37,012

Total processed ore (tonnes)	B	134635	529,704	135,121	514,829

Cash cost per tonne of processed ore ($/t)	=A/B	$82.02	$79.11	$71.15	$71.89

Cash cost	A	$11,043	$41,905	$9,614	$37,012
Add (subtract):
By-product credits from gold, lead and zinc		(21,286)	(73,718)	(14,049)	(46,907)
Refining charges		181	851	388	1,811
Cash cost applicable per payable ounce	B	(10,062)	(30,962)	(4,047)	(8,084)

Payable ounces of silver production	C	226,493	895,885	277,388	1,193,181

Cash cost per ounce of payable silver ($/oz)	=B/C	$(44.43)	$(34.56)	$(14.59)	$(6.78)

Mining cost per tonne		$41.00	$40.39	$34.76	$35.34
Milling cost per tonne		13.71	13.76	12.64	12.51
Indirect cost per tonne		18.03	17.12	16.18	15.27
Community relations cost per tonne		2.02	0.60	0.23	0.20
Distribution cost per tonne		7.26	7.24	7.34	8.57
Total production cost per tonne		$82.02	$79.11	$71.15	$71.89

Management's Discussion and Analysis, page 29

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three months and year ended December 31, 2017 and 2016

	CONSOLIDATED MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $'000's, except unit costs	Q4 2017	Q4 2017	Q4 2016	Q4 2016
Cash cost applicable, net of by-product credits	$(9,978)	$(24,008)	$(782)	$2,393
Commercial and government royalties and mining tax	3,027	9,803	2,383	6,718
Workers' participation	3,190	9,119	2,036	7,085
Selling, general and administrative expenses (operations)	2,464	7,480	1,073	6,079
Adjusted operating cash cost	(1,297)	2,394	4,710	22,275
Selling, general and administrative expenses (corporate)	2,609	11,821	2,725	9,538
Sustaining capital expenditures[1]	8,037	27,974	5,329	19,849
Brownfield exploration expenditures[1]	2,231	10,053	2,230	7,921
All-in sustaining cash cost	11,580	52,242	14,994	59,583
Exploration and evaluation expenses	1,341	1,534	(17)	177
Non-sustaining capital expenditures[1]	3,070	11,389	1,997	22,959
All-in cash cost	15,991	65,165	16,974	82,719
Payable ounces of silver production	2,244,861	8,219,463	2,044,674	7,108,170
All-in sustaining cash cost per ounce of payable silver	$5.16	$6.36	$7.33	$8.38
All-in cash cost per ounce of payable silver	$7.12	$7.93	$8.30	$11.64

1 presented on a cash basis

Management's Discussion and Analysis, page 30

	SAN JOSE MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $'000's, except unit costs	Q4 2017	Q4 2017	Q4 2016	Q4 2016
Cash cost applicable, net of by-product credits	$84	$6,954	$3,265	$10,477
Commercial and government royalties and mining tax	2,504	8,520	2,110	5,845
Workers' participation	2,646	7,256	1,765	5,934
Selling, general and administrative expenses (operations)	1,506	4,547	600	3,632
Adjusted operating cash cost	6,740	27,277	7,740	25,888
Sustaining capital expenditures[1]	5,115	18,385	2,522	12,260
Brownfield exploration expenditures[1]	1,276	6,439	1,625	6,705
All-in sustaining cash cost	13,131	52,101	11,887	44,853
Exploration and evaluation expenses	-	65	-	5
Non-sustaining capital expenditures[1]	-	-	206	17,808
All-in cash cost	13,131	52,166	12,093	62,666
Payable ounces of silver production	2,018,368	7,323,578	1,767,286	5,914,989
All-in sustaining cash cost per ounce of payable silver	$6.51	$7.11	$6.73	$7.58
All-in cash cost per ounce of payable silver	$6.51	$7.12	$6.84	$10.59

1 presented on a cash basis

	CAYLLOMA MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $'000's, except unit costs	Q4 2017	Q4 2017	Q4 2016	Q4 2016
Cash cost applicable, net of by-product credits	$(10,062)	$(30,962)	$(4,047)	$(8,084)
Commercial and government royalties and mining tax	523	1,283	273	873
Workers' participation	544	1,863	268	1,142
Selling, general and administrative expenses (operations)	958	2,933	572	2,447
Adjusted operating cash cost	(8,037)	(24,883)	(2,934)	(3,622)
Sustaining capital expenditures[1]	2,922	9,589	2,807	7,589
Brownfield exploration expenditures[1]	955	3,614	605	1,216
All-in sustaining cash cost	(4,160)	(11,680)	478	5,183
Non-sustaining capital expenditures[1]	-	-	247	2,860
All-in cash cost	(4,160)	(11,680)	725	8,043
Payable ounces of silver production	226,493	895,885	277,388	1,193,181
All-in sustaining cash cost per ounce of payable silver	$(18.37)	$(13)	$1.72	$4.34
All-in cash cost per ounce of payable silver	$(18.37)	$(13.04)	$2.61	$6.74

1 presented on a cash basis

Management's Discussion and Analysis, page 31

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	ADJUSTED NET INCOME
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net Income	$34.1	$6.5	$66.3	$17.9
Adjustments, net of tax:
Unrealized (gain) loss on financial instruments	(0.5)	(0.4)	2.3	(0.7)
Impairment reversal of mineral properties	(21.9)	-	(21.9)	-
Write-off of mineral properties	0.1	0.8	0.2	0.8
Write-down of plant and equipment	0.2	-	1.0	-
Write-down of inventories	0.3	0.2	0.7	0.1
Adjusted Net Income (a non-GAAP measure)	$12.3	$7.1	$48.6	$18.1

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	ADJUSTED EBITDA
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Net Income	$34.1	$6.5	$66.3	$17.9
Add back:
Net finance items	-	0.8	0.4	2.5
Depreciation, depletion, and amortization	9.6	10.4	42.5	33.0
Income taxes	22.8	11.0	38.6	29.3
Share of loss of equity-accounted investee	0.1	-	0.2	-
Impairment reversal of mineral properties	(31.1)	-	(31.1)	-
Other operating expenses	(0.6)	0.7	5.1	0.4
Adjusted EBITDA (a non-GAAP measure)	$34.9	$29.4	$122.0	$83.1

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services of the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman is responsible for ensuring that the technical information contained in this M&DA is an accurate summary of the original reports and data provided to or developed by the Company.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 32

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Management's Discussion and Analysis, page 33

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities

Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management's Discussion and Analysis, page 34